

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2022

Michel Brousset
Chief Executive Officer
Waldencast plc
10 Bank Street, Suite 560
White Plains, NY 10606

Re: Waldencast plc
Amendment No. 7 to Form F-4
Exhibit Nos. 10.29, 10.30, 10.31, 10.32, 10.33, 10.34, 10.35, 10.37, 10.38, 10.39 and 10.40
Filed July 1, 2022
File No. 333-262692

Dear Mr. Brousset:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance